UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
Or

❑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-34400

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
INGERSOLL-RAND INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING UNIT EMPLOYEES AT THE BUFFALO, NEW YORK PLANT
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
INGERSOLL-RAND PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Index
December 31, 2015 and 2014

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
Ingersoll-Rand Individual Account Retirement Plan for
Bargaining Unit Employees at the Buffalo, New York Plant
Davidson, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Very truly yours,

/s/ Cherry Bekaert LLP
Charlotte, North Carolina
June 28, 2016

Report of Independent Registered Public Accounting Firm

To Participants and Cameron Benefits Committee
of Individual Account Retirement Plan for Bargaining Unit Employees
at the Cameron International Corporation Buffalo, New York Plant

We have audited the accompanying statement of net assets available for benefits of the Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant (the Plan) as of December 31, 2014 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Houston, Texas
June 25, 2015

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Investments:
Plan’s interest in Ingersoll-Rand Employee Savings Plan Master Trust (Note 4), at fair value	$41,805,961	$—
Plan’s interest in Cameron International Corporation Master Trust (Note 4), at fair value	—	42,165,519
Adjustment from fair value to contract value for interest in Cameron International Corporation Master Trust relating to fully benefit-responsive investment contracts	—	(185,964)
Receivables
Employer contributions receivable	20,235	—
Employee contributions receivable	23,041	—
Notes receivable from participants	376,025	378,152
Total Receivables	419,301	378,152
Net assets available for benefits	$42,225,262	$42,357,707
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributable to:
Plan's interest in investment income of the Ingersoll-Rand Employees Savings Plan Master Trust (Note 4)	$985,118	$—
Plan's interest in investment income of the Cameron International Corporation Master Trust (Note 4)	—	2,037,270
Interest income on notes receivable from participants	18,657	17,756
Contributions:
Participant	975,007	1,183,980
Employer	835,955	1,006,430
Employee rollover	—	36,830
Total additions	2,814,737	4,282,266
Deductions from net assets attributable to:
Participant withdrawals and distributions	2,938,316	3,524,870
Administrative expenses	8,866	76,415
Total deductions	2,947,182	3,601,285
Net (decrease) increase in net assets	(132,445)	680,981
Net assets available for benefits
Beginning of year	42,357,707	41,676,726
End of year	$42,225,262	$42,357,707
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2015 and 2014

1	Description of the Plan
The following description of the Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant (previously known as Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
History
The Plan is sponsored by Ingersoll-Rand Company, a U.S. subsidiary of Ingersoll-Rand plc ("IR-plc") (IR-plc, Ingersoll-Rand Company and its participating affiliates are collectively referred to as the "Company"). The Plan was established to facilitate systematic retirement savings by eligible employees and to provide funding through company contributions to facilitate participants’ retirement.
Prior to January 1, 2015, the Plan was sponsored by Cameron International Corporation. On January 1, 2015, the Cameron International Corporation completed the sale of its Centrifugal Compression business to the Company. At the time of the sale, the Company assumed the Plan.
General
The Plan is a defined contribution plan covering eligible employees, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Effective January 1, 2015, Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan. The Plan’s assets are part of the Ingersoll-Rand Employee Savings Plan Master Trust ("Master Trust") maintained by Fidelity. Prior to January 1, 2015, the Plan's investments were held in the Cameron International Corporation Master Trust and T. Rowe Price Trust Company served as the trustee.
The Ingersoll-Rand Company Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The Ingersoll-Rand plc Benefits Design Committee approves recommended design changes to the Plan. The Ingersoll-Rand plc Benefits Investment Committee selects and approves investment options for the Plan, which may not include all assets held within the Master Trust. Participants direct investments among the approved investment options for the Plan. The Plan is operated with the intent to satisfy the requirements of ERISA Section 404(c).
Participation
All union employees of the Company belonging to Local Lodge No. 330, District 65 of the International Association of Machinists and Aerospace Workers, are eligible for participation.
Contributions
The Company makes weekly contributions to each participant's account based on hours actively worked and specific contribution rates as defined in the Plan document. Effective August 6, 2014, the employer contribution rate increased from $1.65 to $1.80 per contribution hour. Contribution hours consist of hours actively worked, including overtime and hours paid for vacation, personal days or holidays, but exclude sick time for which the employee may be paid. Participants are credited with one year of vesting service for every calendar year in which they complete 1,000 or more hours of service. Company contributions are allocated among the investment fund options that have been selected by each employee.
Participants may rollover to the Plan amounts representing distributions from other eligible retirement plans, as defined by the Plan. The Plan allows for employee pre-tax contributions based on contribution hours and elected contribution rates which can vary between $.010 to $7 per contribution hour (increased to $10 per contribution hour under the collective bargaining agreement completed in September 2015). For purposes of employee contributions only, contribution hours also include time paid for jury duty, bereavement or military service. Electing to contribute is voluntary, and these contributions are immediately 100% vested.
Participants may change their contribution amounts at any time by contacting Fidelity. Participants direct the investment of their contributions into various investment options offered by the Plan.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2015 and 2014

Participant Accounts
Each participant’s account is credited with (a) the participant’s contribution, (b) allocations of the Company’s contributions, and (c) allocations of Plan earnings (losses), net of investment management fees. Each participant’s account is charged with withdrawals and applicable administrative expenses. Allocations are based on participant contribution hours, earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their own contributions plus actual earnings thereon. All active participants in the Plan vest in the employer contributions as outlined below:

Pre January 1, 2009 Contributions:	Post December 31, 2008 Contributions:

33.33% after 3 years of service	33.33% after 2 years of service
66.67% after 4 years of service	66.67% after 3 years of service
100.00% after 5 years of service	100.00% after 4 years of service
In addition, participants shall become fully vested in employer contributions upon death, total and permanent disability (as defined by the Plan) or termination of employment on or after attaining age 65.
Notes Receivable from Participants
Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 (reduced by the excess of the highest outstanding loan balance during the preceding twelve months) or 50% of their vested eligible account balance. Participants are permitted to have one outstanding loan at any given time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms are 60 months. Employer contributions are not available for loans. The loans are secured by the balance in the participant’s account and bear a fixed interest rate as determined by the Plan Administrator. At December 31, 2015, outstanding loans bore interest rates of 5.25%. Principal and interest are paid ratably through payroll deductions. Principal and interest are paid ratably through payroll deductions.
Participant Withdrawals and Distributions
On termination of service, plan distributions may be in the form of an annuity or a lump sum distribution. In the case of an employee's termination because of death, the entire account balance is paid to the valid designated beneficiary under the Plan or, if none is designated, then to the employee's spouse, if then living; if not living, then to the beneficiary named under a group term life insurance program sponsored by the company or if, none , then to the beneficiary named under any other program sponsored by the company which provides for a death benefit; otherwise to the employee's children; if there are no children, then to the employee’s estate. In case of termination because of any reasons other than death, the participant is entitled to the vested balance.
Forfeited Accounts
At December 31, 2015 and 2014, forfeited non-vested accounts were $94,973 and $25,747. Forfeited non-vested amounts may be used to reduce future employer contributions. In 2015, employer contributions were reduced by $1,217 from forfeited non-vested accounts. In 2014, no employer contributions were reduced from forfeited non-vested accounts.

2	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Valuation of Investments
As of January 1, 2015, Plan investments are included in the Master Trust, which provides unified investment management. Fidelity invests plan assets in various trust investment options at the direction of plan participants and as required by the Plan. Separate

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2015 and 2014

participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value. Prior to January 1, 2015, Plan assets were included in the Cameron International Corporation Master Trust, which provided unified investment management. T. Rowe Price invested plan assets in various trust investment options at the direction of plan participants and as required by the Plan. Separate participant accounts were maintained by investment option. These accounts recorded contributions, withdrawals, transfers, earnings and changes in market value.
Investments in the Master Trust and the Cameron International Corporation Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by investment advisors and custodians. See Notes 3 and 4 for discussion of fair value measurements.
Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the record date and interest income is recorded when earned.
Certain investment management fees and expenses charged to the Plan for the investment in the Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain management fees and operating expenses are reflected as a reduction of investment returns for such investments.
The Statements of Changes in Net Assets Available for Benefits include unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Net appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Master Trust are paid for by the Company and are excluded from these financial statements. Administrative fees are deducted quarterly from Plan accounts (and are included in these financial statements) and/or paid by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Participant directed transaction expenses such as loan fees and withdrawal fees may be paid for by the participant and are included in these financial statements.
Participant Withdrawals and Distributions
Benefits to participants are recorded in the Plan's financial statements when paid. There were no approved and unpaid amounts as of December 31, 2015 and 2014.
Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified under the IRC.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (“NAV”) practical expedient in Accounting Standards Codification 820, Fair Value Measurement, from categorization within the fair value hierarchy. This guidance requires retrospective application and is effective for annual reporting periods beginning on or after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of this accounting guidance to have a significant impact on the Plan’s financial statements.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Part I and Part II are effective for fiscal years beginning after December 15, 2015, and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015, and should be applied prospectively, with early application permitted. The Company does not expect the adoption of this accounting guidance to have a significant impact on the Plan’s financial statements.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2015 and 2014

3	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Level 1	Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Observable inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Not all assets held in the Master Trust and Cameron International Corporation Master Trust are available for investment by participants of the Plan. There have been no changes in the methodologies used as of December 31, 2015 and 2014. There have been no significant transfers between Level 1 and Level 2 categories. Following is a description of the valuation methodologies used for the assets measured at fair value.
Common Stocks: The shares are valued at the closing price reported on the active market on which the individual securities are traded. Such assets are classified as Level 1.
Ingersoll-Rand Stock Fund: The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of IR-plc, which is traded on the NYSE and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 2.
Cameron Stock Fund: The Cameron Stock Fund is a closed investment option. The fund invests in shares of Cameron International Corporation, which is traded on the NYSE and is valued at its quoted market price at the daily close of the NYSE. Such assets are classified as Level 1.
Allegion Stock Fund: The shares of the fund were valued at the daily NAV of shares held by the Master Trust at year end. NAV per share or the equivalent was used for fair value purposes as a practical expedient. NAVs were calculated by the investment manager or sponsor of the fund. The fund primarily invested in ordinary shares of Allegion, which is traded on the NYSE and was valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. The Allegion Stock Fund was eliminated effective November 30, 2015 with all remaining participant balances in the fund liquidated and reinvested in the Plan's target date retirement fund corresponding to the participant's date of birth. Such assets are classified as Level 2.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the daily NAV of shares held by the Master Trust at year end and are classified as Level 1. Investments in registered investment companies generally may be redeemed daily.
Common collective trusts: These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2015 and 2014

used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The Plan’s investment in common collective trusts are classified as Level 2.
Separate accounts - fixed income bond funds: Investments are privately managed investments created for a single group of plans in a single master trust maintained by the employer. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. Such assets are classified as Level 2.
Separate accounts - stable value funds: Investments are privately managed investments created for a single group of plans in a single master trust maintained by the employer. As the account primarily consists of investment contracts, the assets are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. Such assets are classified as Level 2.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4	Investment in the Master Trust
As of January 1, 2015, the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by the Company. The assets of the Master Trust are held by Fidelity. Each participating retirement plan has an identifiable interest in the Master Trust; however, investment options for participants may vary by plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Master Trust on the basis of the adjusted value of each plan at each measurement date. Prior to January 1, 2015, the Plan's investments were in the Cameron International Corporation Master Trust held by T. Rowe Price. Effective January 1, 2015, the assets of the Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant ("IARP") are considered combined with and part of the Master Trust. To reflect the addition of the IARP, the investments disclosed below as of December 31, 2015 include the additional assets of the IARP. The investment income disclosed below for the year ended December 31, 2014 does not include the combined IARP as the combination was completed after January 1, 2015. As of December 31, 2015 and 2014, the Plan had a 1.08% and 0.00%, respectively, participation in the Master Trust.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2015 and 2014

The net assets of the Master Trust consisted of the following at December 31:

2015
Investments, at fair value
Mutual funds	$322,644,868
Self-directed brokerage accounts	279,854,045
Common collective trusts	2,243,013,900
Separate accounts	329,374,802
Ingersoll-Rand Stock Fund	702,688,416
Cameron Stock Fund	1,804,966
Allegion Stock Fund	—
Investments, at fair value	$3,879,380,997

The following summarizes the net realized and unrealized appreciation (depreciation) of investments and interest and dividend income for the Master Trust for the year ended December 31:

2015
Investment loss:
Net (depreciation) appreciation in fair value of investments
Mutual funds	$(35,214,995)
Self-directed brokerage accounts	(8,000,533)
Common collective trusts	38,013,463
Separate accounts	1,826,009
Ingersoll-Rand Stock Fund	(97,693,639)
Cameron Stock Fund	797,208
Allegion Stock Fund	37,810,715
(62,461,772)
Interest and dividend income	30,577,444
Total investment loss	$(31,884,328)

The net assets of the Cameron International Corporation Master Trust consisted of the following at December 31:

2014
Investments, at fair value
Mutual funds	$867,937,189
Common collective trusts	152,688,483
Common stocks	166,015,606
Investments, at fair value	$1,186,641,278

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2015 and 2014

The following summarizes the net realized and unrealized appreciation of investments and interest and dividend income for the Cameron International Corporation Master Trust for the years ended December 31, 2014:

	Net Appreciation/ (Depreciation)	Interest and Dividends	Total

Cameron International Stock Fund	$(26,999,304)	$—	$(26,999,304)
Fidelity Growth Company Fund	346,488	152,341	498,829
PRIMCO Stable Value Fund	2,734,486	—	2,734,486
American Funds EuroPacific Growth Fund R6	(2,013,102)	868,780	(1,144,322)
American Century Inst'l Infl-Adj Bond Fund	17,967	151,040	169,007
American Funds AMCAP R6	2,727,030	9,268,326	11,995,356
American Funds Capital World Bond R6	(115,425)	200,404	84,979
American Funds Washington Mutual Fund	5,071,273	8,879,542	13,950,815
DFA Emerging Markets Portfolio Institutional	(276,355)	149,234	(127,121)
Vanguard LifeStrategy Conservative Growth Fund	1,174,392	2,916,509	4,090,901
Vanguard LifeStrategy Moderate Growth Fund	4,334,311	3,272,529	7,606,840
Vanguard LifeStrategy Income Fund	1,027,241	658,671	1,685,912
Vanguard Small-Cap Growth Index Institutional	1,656,733	581,472	2,238,205
Vanguard LifeStrategy Growth Fund	2,853,681	1,971,136	4,824,817
Vanguard Small-Cap Value Index Institutional	6,251,846	1,282,676	7,534,522
Vanguard Total Bond Market Index Institutional Plus	2,592,882	2,519,232	5,112,114
Vanguard Total Int'l Stock Market Index	(116,995)	165,863	48,868
Vanguard Total Int'l Stock Index Institutional	(192,836)	46,002	(146,834)
Vanguard Total Stock Market Index Fund Investor Shares	5,065,553	949,700	6,015,253
	$6,139,866	$34,033,457	$40,173,323

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2015 and 2014

The following summarizes the classification of the underlying investments in the Master Trust by classification and method of valuation as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Master Trust
Mutual funds:
Domestic equity funds	$3,471,222	$—	$—	$3,471,222
International equity fund	36,927,066	—	—	36,927,066
Fixed income funds	136,737	—	—	136,737
Index funds	282,109,843	—	—	282,109,843
Self-directed brokerage accounts	279,854,045	—	—	279,854,045
Common collective trusts:
Index funds (1)	—	982,677,618	—	982,677,618
Target date retirement funds (2)	—	1,260,336,282	—	1,260,336,282
Separate accounts:
Fixed income bond funds (3)		176,903,498		176,903,498
Stable value funds (4)		152,471,304		152,471,304
Ingersoll-Rand Stock Fund (5)	—	702,688,416	—	702,688,416
Cameron Stock Fund (5)	1,804,966	—	—	1,804,966
Investments, at fair value	$604,303,879	$3,275,077,118	$—	$3,879,380,997
(1)   Represents investment in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(2) Represents investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(3)     Represents investment in a privately managed investment account created for the Master Trust that seeks to maximize price appreciation and current income with volatility similar to its index, the Barclay U.S. Aggregate Bond Index. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(4)     Represents investment in a privately managed investment account created for the Master Trust that is primarily comprised of investment contracts issued by financial institutions and other eligible stable value investments. There are no unfunded commitments or redemption frequency restrictions. Transfers to other investment funds could be limited under certain conditions.
(5)     Represents investment in IR-plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity or shares of Cameron International Corporation. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2015 and 2014

The following summarizes the classification of the underlying investments in the Cameron International Corporation Master Trust by classification and method of valuation as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Master Trust
Mutual funds:
Domestic equity funds	$415,039,067	$—	$—	$415,039,067
International equity fund	62,940,783	—	—	62,940,783
Domestic bond funds	92,470,082	—	—	92,470,082
International bond fund	5,975,843	—	—	5,975,843
Blended equity and bond funds	291,511,414	—	—	291,511,414
Common stocks	166,015,606	—	—	166,015,606
Common collective trusts:
Money market fund	7,271,946	—	—	7,271,946
Bond funds (1)	—	145,416,537	—	145,416,537
Investments, at fair value	$1,041,224,741	$145,416,537	$—	$1,186,641,278
(1)   Represents investment in common collective trusts and the key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. The Stable Value Fund invests primarily in investment contracts such as GICs and SICs. In a traditional GIC, the issuer takes a deposit from the Stable Value Fund and purchases investments that are held in the issuer's general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable Value Fund. With regard to a SIC, the underlying investments are owned by the Stable Value Fund and held in trust for Plan participants. The Stable Value Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Company elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract.

5	Tax Status
The U.S. Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated October 14, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

6	Party-In-Interest Transactions
Certain plan investments held in the Master Trust are shares of money market funds, mutual funds and common collective trusts managed by Fidelity Management Trust Company, the Plan’s trustee and recordkeeper. These transactions qualify as permitted party-in-interest transactions.
Certain Master Trust investments are units of the Ingersoll-Rand Stock Fund which primarily invests in ordinary shares of IR-plc. These transactions qualify as permitted party-in-interest transactions.

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Notes to Financial Statements
December 31, 2015 and 2014

Certain Cameron International Corporation Master Trust assets invest in shares of Cameron International Corporation. These transactions qualified as permitted party-in-interest transactions at and for the year ended December 31, 2014.

7	Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and applicable collective bargaining agreements. In the event of Plan termination, participants would become fully vested in their accounts and shall be entitled to a distribution of their respective account balances.

8	Risks and Uncertainties
Through the Master Trust, the Plan provides for investment options in any combination of equity and fixed income investments in the U.S. and abroad through various investment options.  Investment asset classes are exposed to various risks, such as market, interest rate, inflation, foreign currency, economic, political and credit risks. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the respective Forms 5500:

	2015	2014
Net assets available for benefits per the financial statements	$42,225,262	$42,357,707
Adjustment from contract value to fair value	—	185,964
Net assets available for benefits per Form 5500	$42,225,262	$42,543,671

10	Subsequent Events
Effective April 1, 2016, Schlumberger Limited (NYSE:SLB) announced the close of its merger with Cameron International Corporation. Each Cameron shareholder received 0.716 shares of Schlumberger common stock and $14.44 in cash, in exchange for each Cameron share.  As a result of this transaction, the frozen Cameron Stock Fund was liquidated with the cash merger consideration being reinvested in the Plan's qualified default investment alternative and the Schlumberger Limited shares received as merger consideration being reinvested in the newly established frozen Schlumberger Stock Fund. Participants were advised that the Schlumberger Stock Fund will be eliminated as a closed investment option at the end of August 2016, with any shares remaining liquidated and reinvested in the Plan’s qualified default investment alternative.

Schedule I

Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

Plan Sponsor:	Ingersoll-Rand Company
Employer Identification:	13-5156640
Plan Number:	005

	Identity of issue, borrower lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	Plan's interest in Master Trust, excluding participant loans	Master Trust 1.08% participation	**	$41,805,961
	Notes receivable from participants ***	Due 01/01/2016 - 12/28/2019 5.25%	—	376,025
	TOTAL ASSETS (Held at End of Year)			$42,181,986

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments; therefore, this information is omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES

Dated: June 28, 2016	By:	/s/ Paul Longstreet

Name: Paul Longstreet
Title: Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Cherry Bekaert LLP
23.2	Consent of Doeren Mayhew